Exhibit 3.1

SECOND AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

FIVE BELOW, INC.

A Business-stock domestic corporation

(15 Pa.C.S. § 1306)

ARTICLE ONE

The name of the corporation is: Five Below, Inc. (the “Corporation”).

ARTICLE TWO

The location and address of this Corporation’s registered office in this Commonwealth of Pennsylvania is: 1818 Market Street Street, Suite 1900, Philadelphia, Pennsylvania, 19103 and the county of venue is Philadelphia County.

The corporation is incorporated under the provisions of the Business Corporation Law of 1988, as amended (the “BCL”).

ARTICLE THREE

A.	AUTHORIZED SHARES

The authorized capital stock of the Corporation shall consist of the following: (i) Two Hundred Million shares (200,000,000) of common stock, $.01 par value (the “Common Stock”), and (ii) One Hundred Million shares (100,000,000) of undesignated preferred stock, $.01 par value (the “Preferred Stock”), the rights and preferences of which may be designated by the Corporation’s Board of Directors (the “Board of Directors”).

B.	COMMON STOCK

B.1.	Dividends, Distributions. Subject to the rights and preferences applicable to the holders of capital stock ranking senior to the Common Stock at any time, if any, the holders of shares of Common Stock shall be entitled to receive such dividends or distributions, payable in cash or otherwise, as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefore, provided that the holders of outstanding shares of Common Stock, if any, shall be entitled to share equally, on a per share basis, in such dividends or distributions.

B.2.	Voting Rights. Except as otherwise required by law, the holders of the Common Stock shall be entitled to one vote per share of Common Stock for the election of directors and on all other matters for which a vote of common shareholders is required.

C.	PREFERRED STOCK

C.1.	Preferred Stock Designation. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized to provide for the issuance of shares of Preferred Stock in series and, by filing a certificate pursuant to the applicable law of the Commonwealth of Pennsylvania (hereinafter referred to as a “Preferred Stock Designation”), to establish from time to time the number of shares to be included in each such series, and to fix the designations, powers, preferences, voting rights, privileges, options, conversion rights and other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof. The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:

(a)	the designation of the series, which may be by distinguishing number, letter or title;

(b)	the number of shares of the series, which number the Board of Directors may thereafter (except where otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares thereof then outstanding);

(c)	whether dividends, if any, shall be cumulative or noncumulative and the dividend rate of the series;

(d)	the dates at which dividends, if any, shall be payable;

(e)	the redemption rights and price or prices, if any, for shares of the series;

(f)	the terms and amount of any sinking fund provided for the purchase or redemption of shares of the series;

(g)	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation;

(h)	whether the shares of the series shall be convertible into shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares shall be convertible and all other terms and conditions upon which such conversion may be made;

(i)	restrictions on the issuance of shares of the same series or of any other class or series; and

(j)	the voting rights, if any, of the holders of shares of the series.

Except as may be provided in these Articles of Incorporation or in a Preferred Stock Designation, the Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes.

C.2.	Treatment of Liquidation Preference under Section 1551 of the BCL. Notwithstanding the provisions of the BCL, including, without limitation, Section 1551 of the BCL, to the extent any shareholders of the Corporation have preferential rights upon dissolution of the Corporation that are superior to the rights of any other shareholders of the Corporation, such preferential rights and any amounts due as a result thereof shall be excluded as a liability and for all other purposes under Section 1551(b) of the BCL. Without limiting the generality of the foregoing, the liquidation preference of the Series A 8% Preferred Stock, par value $0.01 per share, of the Corporation (the “Series A 8% Preferred Stock”), shall be excluded as a liability and for all other purposes under Section 1551(b) of the BCL with respect to any distribution made by or to be made by the Corporation.

ARTICLE FOUR

For so long as there are shares of Series A 8% Preferred Stock issued and outstanding, in addition to any affirmative vote required by any Preferred Stock Designation, the affirmative vote of the holders of Common Stock and Preferred Stock (voting together as a single class) holding the Requisite Share Percentage shall be required to authorize any action by the Corporation involving (a) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation) that results in the Corporation’s shareholders immediately prior to such transaction not holding more than fifty percent (50%) of the voting power of the surviving or continuing entity, or (b) a sale, conveyance or disposition of all or substantially all of the assets of the Corporation in any transaction or series of related transactions, unless the Corporation’s shareholders immediately prior to such transaction or transactions will, as a result of such sale, conveyance or disposition hold more than fifty percent (50%) of the voting power of the purchasing entity.

For purposes hereof, “Requisite Share Percentage” means an amount equal to (i) until October 14, 2011, more than seventy-five percent (75%) of the voting power represented by the then issued and outstanding shares of Common Stock and Preferred Stock, (ii) from October 15, 2011 through October 14, 2012, more than seventy percent (70%) of the voting power represented by the then issued and outstanding shares of Common Stock and Preferred Stock, and (iii) for all periods after October 14, 2012, more than fifty percent (50%) of the voting power represented by the then issued and outstanding shares of Common Stock and Preferred Stock. For purposes hereof, the Requisite Share Percentage shall be calculated on an as-converted basis, assuming that all shares of Preferred Stock then issued and outstanding shall have been converted into Common Stock pursuant to the terms of the applicable Preferred Stock Designation.

ARTICLE FIVE

The Corporation shall be entitled to treat the person in whose name any share of its capital stock is registered as the owner thereof for all purposes and shall not be bound to recognize any equitable or other claim to, or interest in, such share on the part of any other person, whether or not the Corporation shall have notice thereof, except as expressly provided by applicable law.

ARTICLE SIX

The Corporation shall have perpetual existence.

ARTICLE SEVEN

To the fullest extent permitted by the BCL, as the same exists or may hereinafter be amended:

A.1.	A director of this Corporation shall not be liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director.

A.2.	The Corporation shall indemnify any director or officer and may indemnify any employee or agent who was or is a party (other than a party plaintiff suing on his or her own behalf) or is threatened to be made a party to, or testifies in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in nature, by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the full extent permitted by law; provided, that no indemnification shall be provided in any case where the act or failure to act giving rise to the claim for indemnification by such person is determined by a court to have constituted willful misconduct or recklessness. The Corporation shall adopt bylaws and may enter into agreements with any such person for the purpose of providing for such indemnification.

A.3.	The Corporation shall pay expenses incurred by a director or officer and may pay expenses incurred by an employee or agent in defending or testifying in any action, suit or proceeding, whether civil, criminal, administrative or investigative in nature, and such expenses shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director, officer, employee or agent to repay such amount if it shall ultimately be determined that such director, officer, employee or agent is not entitled to be indemnified by the Corporation against such expenses as authorized by this Article Seven, and the Corporation shall adopt bylaws and may enter into agreements with such persons for the purpose of providing for such advances.

A.4.	The indemnification and advancement of expenses provided by this Article Seven shall not be deemed exclusive of any other rights to which any person may be entitled under any agreement, vote of shareholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding an office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person. Section 1728 of the BCL, or any successor section, shall be applicable to any provision of these Articles, contract or transaction authorized by the directors under this Section A.4.

A.5.	The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of this Article Seven or otherwise.

ARTICLE EIGHT

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation, subject to any affirmative vote that may be required by any Preferred Stock Designation.

ARTICLE NINE

The Corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation in the manner now or hereafter prescribed herein and by the laws of the Commonwealth of Pennsylvania, and all rights conferred upon shareholders herein are granted subject to this reservation.

ARTICLE TEN

The shareholders of the Corporation shall not be entitled to cumulate their votes for the election of directors.

ARTICLE ELEVEN

The Corporation expressly elects not to be governed by Section 2538 (Adoption of Transactions with Interested Shareholders) and the provisions contained in Subchapters E (Control Transactions), G (Control-Share Acquisitions), H (Disgorgement by Certain Controlling Shareholders for Employees Terminated Following Attempts to Acquire Control), I (Severance Compensation for Employees Terminated Following Certain Control-Share Acquisitions) and J (Business Combination Transactions – Labor Contracts) of Chapter 25 of the BCL.